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                                                       COMMISSION FILE NUMBER
                                                              1-11596
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                                                            CUSIP NUMBER
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                                                            714157-10-4
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One):    [X] Form 10-K   [_] Form 20-F  [_] Form 10-Q
                [_] Form N-SAR  [_] Form N-CSR

For Period Ended: December 31, 2008
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
              Nothing in this form shall be construed to imply that
                   the Commission has verified any information
                                contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

Perma-Fix Environmental Services, Inc.
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Full Name of Registrant

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Former Name if Applicable

8302 Dunwoody Place, Suite 250
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Address of Principal Executive Office (Street and Number)

Atlanta, Georgia 30350
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City, State and Zip Code

PART II -- Rules 12b-25(b) and (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]       (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 10KSB, 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10QSB or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
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PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition or portion thereof, could not be filed within the prescribed time period.

         The registrant could not file its Form 10-K by March 16, 2009 due primarily to delays caused by the following : (1) the reclassification of three Industrial Segment facilities/operations back into continuing operations previously classified as discontinued operations in 2007; (2) the initial testing of internal control over financial reporting at our Perma-Fix Northwest Richland, Inc. ("PFNWR") subsidiary which we acquired in June 2007; and (3) ongoing analysis and review of our revenue relating to certain of our nuclear subsidiaries, including but not limited to a major subcontract which began in the fourth quarter of 2008 and revenue generated by PFNWR. The Company requires the extension to ensure that the reported financial statements are accurate. The registrant continues to dedicate significant resources to the preparation of its financial statements.
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PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

         Ben Naccarato                770                      587-9898
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            (Name)                 (Area Code)             (Telephone Number)

(2) Have all other periodic reports under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding twelve months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] YES [ ] NO

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] YES [ ] NO

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


As disclosed in "Part III - Narrative" above, the registrant's analysis and review of its revenue relating to certain of its nuclear subsidiaries is ongoing. The registrant continues to dedicate significant time and efforts to finalize this review. As a result, the registrant will be unable to make a reliable quantitative estimate of the change in results of operations compared to the corresponding period of last fiscal year until the analysis is complete. The Company will file its Form 10-K as promptly as practicable and is presently unaware of any circumstances that would prevent it from filing its Form 10-K on or before the 15th calendar day following the due date.

                     PERMA-FIX ENVIRONMENTAL SERVICES, INC.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 17, 2009                  By: /s/ Ben Naccarato
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                                          Ben Naccarato
                                          Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
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            Intentional misstatements or omissions of fact constitute
               Federal Criminal Violations (See 18 U.S. C. 1001).
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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240, 12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this chapter).